Description of Business....................................................Below
Message to Shareholders....................................................    1
Selected Consolidated Financial Data.......................................    2
Management's Discussion and Analysis.......................................    3
Independent Auditor's Report...............................................   17
Consolidated Statement of Financial Condition..............................   18
Consolidated Statement of Income...........................................   19
Consolidated Statement of Changes in
     Stockholders' Equity..................................................   20
Consolidated Statement of Cash Flows.......................................   21
Notes to Consolidated Financial Statements.................................   22
Directors and Officers.....................................................   36
Shareholder Information....................................................   38

================================================================================

         Home Financial Bancorp (the "Holding Company" and together with the Bank (as defined below), "HFB" or the "Company") is an Indiana corporation organized in February 1996, to become a bank holding company upon its acquisition of all the issued and outstanding capital stock of Owen Community Bank, s.b. (the "Bank") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on July 1, 1996; therefore, all historical financial and other data contained for periods prior to July 1, 1996 herein relate solely to the Bank while historical financial and other data contained herein for the period after July 1, 1996 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of common stock, $.01 par value per share, of the Bank. The Bank was organized under the name Owen County Savings and Loan Association in 1911. In 1972, the Bank converted to a federally chartered savings and loan and changed its name to Owen County Federal Savings and Loan Association, and in 1989, the Bank converted to a federally chartered savings bank known as Owen Federal Savings Bank. In 1994, the Bank became an Indiana savings bank known as Owen Community Bank, s.b. The Bank's principal business consists of attracting deposits from the general public and originating long-term adjustable-rate loans secured primarily by first mortgage liens on one- to four-family real estate. The Bank's deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC").

         The Bank is the oldest continuously operating financial institution headquartered in Owen County, Indiana. Management believes the Bank has developed a solid reputation among its loyal customer base because of its commitment to personal service and its strong support of the local community. The Bank offers a number of consumer and commercial financial services. These services include: (i) residential real estate loans; (ii) indemnification mortgage loans ("ID Mortgage Loans"); (iii) mobile home loans; (iv) combination land-mobile home loans ("Combo Loans"); (v) construction loans; (vi) share loans; (vii) nonresidential real estate loans; (viii) multi-family loans; (ix) installment loans; (x) NOW accounts; (xi) demand deposit accounts; (xii) passbook savings accounts; and (xiii) certificates of deposit. The Company conducts business out of its main office located in Spencer, Indiana. The Bank is and historically has been a significant real estate mortgage lender in Owen County, Indiana.

FELLOW SHAREHOLDERS AND FRIENDS:

         Another fiscal year has come to a close and we are pleased to present to you the 1998 Annual Report of Home Financial Bancorp.

         Many positive events occurred over the past year in the life of Home Financial Bancorp. Please allow me to highlight a few. As reported to you last year, plans were under way for a new branch in the southern Putnam County community of Cloverdale. By the time this report reaches you, our first branch in Cloverdale is expected to be completed and open for business. This is exciting and we look forward to the opportunity. For several months, we have been preparing ourselves by hiring and training new staff, overseeing construction progress, purchasing equipment, and tending to many more necessary details. Our mission in Cloverdale will be the same as it has been in Spencer: to offer our many banking services in a courteous and professional manner. Our focus will continue to be on attracting new lower cost deposits including checking and savings accounts in addition to offering our full line of loan products at competitive terms. As a new community bank to Cloverdale, we will do our best to support the institutions and charities in the community through outright financial support or through volunteer support by our staff.

         We have further demonstrated our support of the Cloverdale area community by purchasing tax credits this past year to help finance the construction of a 24 unit senior citizen housing project in Cunot. Groundbreaking ceremonies were recently held to mark the official start of the construction process. Upon completion, the tax credits purchased will result in considerable income tax savings for the Company and at the same time fulfill the additional housing needs of the community.

         During the past year, several new services were introduced including business checking, Roth and Educational IRA accounts, home equity lines of credit, personal lines of credit and wire transfers. We installed our first ATM machine this spring allowing customers access to their accounts through the MAC and Cirrus network. An ATM machine has also been installed at the Cloverdale branch.

         This past fall, we implemented the use of a loan pricing matrix into our loan administration process. This tool has allowed the Bank to be more competitive in offering loans to lower credit risk customers while at the same time being more appropriately rewarded when offering loans to higher credit risk customers.

         As many of you are aware by now, the Year 2000 Computer problem is a serious issue that is being addressed by the banking industry as well as every other industry. Management has made vigorous efforts since last fall to organize and adhere to recommended regulatory guidelines to deal with this issue and allow us to provide a high degree of assurance to customers that computer operations will be uninterrupted when the new millennium arrives. Our staff has spent countless hours on the subject and considerable dollars have been allocated towards this project. At this point, we feel confident that uninterrupted service will be achieved.

         Last December, we announced a 2 for 1 stock split which benefited all shareholders of record when the distribution was completed on January 6, 1998. This decision allowed us to comply with new NASDAQ Small Cap Market listing requirements and continue to provide liquidity for our stock. Furthermore, the resulting number of outstanding shares from the stock split will also allow us to buy back stock from time to time without falling below NASDAQ's minimum market float requirements.

         As a fellow shareholder and on behalf of everyone at Home Financial Bancorp and its subsidiary bank, I pledge to continue to strive for increased earnings, equity, and shareholder value as well as to provide quality financial services to our community and our customers.

Respectfully submitted,


/s/ Kurt J. Meier
Kurt J. Meier, President

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                      HOME FINANCIAL BANCORP AND SUBSIDIARY

         The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                             SELECTED FINANCIAL DATA

At  June 30                                            1998         1997         1996         1995         1994
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Summary of Financial Condition:
Total assets.......................................   $42,560       $42,508      $39,426      $30,839       $26,008
Loans receivable, net..............................    33,959        34,117       27,125       25,547        21,479
Cash and cash equivalents..........................     3,802         4,184        5,721        1,386         1,237
Securities available for sale......................     1,918         2,102        4,901          934           ---
Securities held to maturity........................       ---           ---          ---        1,827         2,414
Deposits...........................................    26,649        26,157       28,726       22,500        21,451
Federal Home Loan Bank advances....................     8,200         9,000        7,200        5,000         1,500
Stockholders' equity - substantially restricted....     7,506         7,197        3,410        3,159         2,850


Year Ended June 30                                       1998          1997         1996         1995         1994
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Summary of Operating Results:
Interest and dividend income.....................      $3,690        $3,397       $2,955       $2,420        $2,023
Interest expense.................................       1,812         1,703        1,593        1,174           949
                                                       ------       -------      -------      -------       -------
   Net interest income...........................       1,878         1,694        1,362        1,246         1,074
Provision for losses on loans....................         102            85           94           36            14
                                                       ------       -------      -------      -------       -------
   Net interest income after provision for
        losses on loans..........................       1,776         1,609        1,268        1,210         1,060
                                                       ------       -------      -------      -------       -------
Other income:
   Service charges on deposit accounts...........          55            43           37           27            23
   Gain on sale of real estate acquired
        for development..........................           7            31           57           78           145
   Net realized gain on sales of a
     vailable for sale securities ...............         141           37           ---          ---           ---
   Other.........................................          64            53           47           43            33
                                                       ------       -------      -------      -------       -------
      Total other income.........................         267           164          141          148           201
                                                       ------       -------      -------      -------       -------
Other expense:
   Salaries and employee benefits................         766           563          415          404           344
   Net occupancy and equipment expense...........         143           132          123          109           109
   Deposit insurance expense.....................          16           165           54           49            48
   Other.........................................         519           508          333          304           306
                                                       ------       -------      -------      -------       -------
        Total other expense......................       1,444         1,368          925          866           807
                                                       ------       -------      -------      -------       -------
Income before income tax and cumulative
   effect of change in accounting principle......         599           405          484          492           454
Income tax expense...............................         206           153          196          203           169
                                                       ------       -------      -------      -------       -------
Cumulative effect of change in accounting principle                     ---          ---          ---           ---        (24)
   Net income....................................      $  393       $   252      $   288      $   289       $   261
                                                       ======       =======      =======      =======       =======



Supplemental Data (1):
Basic earnings per share.........................     $   .47      $    .27          ---          ---           ---
Diluted earnings per share.......................         .47           .27          ---          ---           ---
Book value per common share at end of year.......        8.08          7.66          ---          ---           ---
Dividends per share..............................         .10           .08          ---          ---           ---
Dividend payout ratio............................       21.28%        29.63%         ---          ---           ---
Return on assets (2) ............................         .93%          .63%         .84%        1.00%         1.03%
Return on equity (3).............................        5.34          3.31         8.71         9.59          9.46
Interest rate spread (4) ........................        3.88          3.56         3.78         4.19          4.11
Net yield on interest-earning assets (5).........        4.65          4.41         4.13         4.54          4.42
Other expenses to average assets ................        3.42          3.40         2.70         2.99          3.17
Net interest income to other expenses............        1.30x         1.24x        1.47x        1.44x         1.33x
Equity-to-assets (6).............................       17.66         16.93         8.65        10.24         10.96
Average equity to average total assets...........       17.42         18.90         9.64        10.42         10.85
Average interest-earning assets to average
   interest-bearing liabilities..................        1.17x         1.19x        1.07x        1.08x         1.08x
Non-performing assets to total assets............        1.17          1.76         1.03          .32           .10
Non-performing loans to total loans..............         .81          1.65         1.32          .39           .13
Loan loss allowance to total loans, net..........         .94           .68          .55          .22           .12
Loan loss allowance to non-performing loans......      114.70         41.10        41.78        57.00        108.33
Net charge-offs to average loans ................         .04           .01            *          .02             *
-------------

(1) All per share amounts have been restated to reflect a 2-for-1 stock split effective January 6, 1998.

(2)      Net income divided by average total assets.

(3)      Net income divided by average total equity.

(4) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

(5)      Net interest income divided by average interest-earning assets.

(6)      Total equity divided by total assets.

*        Less than .01%

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

         The Holding Company was formed as an Indiana corporation on February 21, 1996, for the purpose of issuing its common stock, without par value (the "Common Stock") and owning all of the outstanding common stock of the Bank to be issued in the Conversion as a unitary bank holding company. As a newly formed corporation, the Holding Company has no operating history prior to July 1, 1996.

         The principal business of savings banks, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. The Company's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by provisions for loan losses, service charges and other non-interest income, operating expenses and income taxes.

         The Company is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings within the Bank's market. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Company include deposits, payments on loans, borrowings and income provided from operations.

STOCKHOLDER MATTERS

         The book value of HFB common stock was $8.08 at June 30, 1998. On this same date, the price of HFB Common Stock was $9.00 per share, representing a 15.2% increase over the June 30, 1997 price of $7.81 per share. For the year ended June 30, 1998, quarterly dividends totaling $.10 per share were paid to shareholders.

         During the year ended June 30, 1998, the Company declared a 2 for 1 stock split, under which every share of HFB Common Stock outstanding as of December 23, 1997 was converted into two shares of Common Stock. HFB Common Stock is traded on the NASDAQ SmallCap Market under the symbol HWEN. As of June 30, 1998, there were approximately 300 shareholders of record, and 220 holders who held stock in nominee or "street" name through various brokerage firms. At June 30, 1998, there were 929,052 shares of Common Stock outstanding.

THE YEAR 2000 ISSUE

         Management and the Board of Directors recognize and understand Year 2000 ("Y2K") risk, are active in overseeing corrective efforts, and are ensuring that all necessary resources are available to address this problem. The awareness and assessment phases of the Company's year 2000 Project Management Plan have been completed, and the testing phase is currently under way.

         Management believes the key to successfully meeting the Y2K challenge is prior testing of all affected systems. The majority of mission-critical systems are provided by On-Line Financial Services, Inc., Oak Brook, Illinois. Management has subscribed to a series of extensive Y2K tests that will use the Bank's specific computer applications and customer data. In addition, an information technology professional has been retained to assist with testing in-house systems and third party vendor applications. Substantially, all testing for mission-critical applications is scheduled to be completed prior to December 31, 1998.

         During the remainder of 1998 and the first half of calendar 1999, management intends to modify or replace internal system components based on the results of testing. At this time, management is aware of the need for some minor equipment or software changes. Costs related to Y2K issues did not have a material impact on the Company's fiscal year 1998 financial statements.

         The largest component of Y2K costs during fiscal year 1999 is expected to be related to systems testing. Although the full cost of modifications is not yet known, management does not anticipate a need to invest heavily in system improvements to achieve Y2K compliance. At this time, it is estimated that costs associated with Y2K issues will be less than $50,000 for fiscal year 1999.

ASSET/LIABILITY MANAGEMENT

         The Bank's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and securities, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. The Bank, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets reprice differently than its interest-bearing liabilities. The Bank manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

         The Bank seeks to control its interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Bank has adopted formal policies and practices to monitor and manage interest rate risk exposure. As part of this effort, the Bank uses the market value ("MV") methodology to gauge interest rate risk exposure.

         Generally, MV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the MV which would result from a theoretical 200 and 400 basis point (1 basis point equals .01%) change in market interest rates. Both 200 and 400 basis point increases in market interest rates and 200 and 400 basis point decreases in market interest rates are considered.

         It is estimated that at June 30, 1998, MV would decrease 3.9% and 19.4% in the event of 200 and 400 basis point increases in market interest rates respectively, compared to 5.2% and 13.7% for the same increases at June 30, 1997. The Bank's MV at June 30, 1998 would decrease 8.7% and 14.4% in the event of 200 and 400 basis point decreases in market rates respectively. A year earlier, 200 and 400 basis point decreases in market rates would have increased MV 2.3% and 5.4% respectively.

         Differences in MV performance resulting from changes in market rates reflect increases and decreases in cash flow for each asset and liability category. Changes in asset and liability mix, pricing assumptions, loan prepayment rates, transaction account decay rates, and other influences account for modified cash flows from one period to another.

Presented below, as of June 30, 1998 and 1997, is an analysis of the Bank's interest rate risk as measured by changes in MV for instantaneous and sustained parallel shifts of 200 and 400 basis point increments in market interest rates.


                                  JUNE 30, 1998
                        MARKET VALUE SUMMARY PERFORMANCE


                                                                                                     MV as % of
                                                                                                 Present Value (PV)
      Change                                   Market Value                                           of Assets
     In Rates              $ Amount              $ Change              % Change              MV Ratio               Change
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
    + 400 bp*                $5,058            $ (1,220)                (19.44)%              13.26%           (191)  bp
    + 200 bp                  6,035                (243)                 (3.87)               15.05             (12)  bp
        0 bp                  6,278                   0                   0.00                15.17             ---
    - 200 bp                  5,734                (544)                 (8.67)               13.68            (149)  bp
    - 400 bp                  5,376                (902)                (14.37)               12.59            (258)  bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

       Pre-Shock MV Ratio: MV as % of PV of Assets............       15.17%
       Exposure Measure: Post-Shock MV Ratio..................       13.68%
       Sensitivity Measure: Change in MV Ratio................         149 bp
       Change in MV as % of PV of Assets......................        8.67%

                                  JUNE 30, 1997
                        MARKET VALUE SUMMARY PERFORMANCE



                                                                                                     MV as % of
                                                                                                 Present Value (PV)
      Change                                   Market Value                                           of Assets
     In Rates              $ Amount              $ Change              % Change              MV Ratio               Change
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
    + 400 bp*                $5,254              $ (831)                (13.66)%              13.48%           (121)  bp
    + 200 bp                  5,769                (317)                 (5.20)               14.32             (37)  bp
        0 bp                  6,085                   0                   0.00                14.69             ---
    - 200 bp                  6,223                 138                   2.26                14.66               3   bp
    - 400 bp                  6,414                 329                   5.41                14.74               5   bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

   Pre-Shock MV Ratio: MV as % of PV of Assets..........       14.69%
   Exposure Measure: Post-Shock MV Ratio................       14.32%
   Sensitivity Measure: Change in MV Ratio..............          37 bp
   Change in MV as % of PV of Assets....................        5.19%
--------
* Basis points.

 Average Balances, Interest Rates and Yields

         The following table presents for the years ended June 30, 1998, 1997 and 1996, the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                      AVERAGE BALANCE SHEET/YIELD ANALYSIS



Year Ended June 30,                            1998                        1997                          1996
-------------------------------------------------------------------------------------------------------------------------
                                    Average             Yield/    Average           Yield/     Average            Yield/
                                    Balance  Interest    Cost     Balance Interest   Cost      Balance  Interest   Cost
(Dollars in thousands)              -------------------------------------------------------------------------------------
Assets:
Interest-earning assets:
   Interest-earning deposits.......$  3,214 $    177     5.51% $  2,692  $   137     5.09%  $  2,782    $  136      4.89%
   Mortgage-backed
     securities (1)................  1,630       115     7.07%    2,523      185     7.33      1,628        90      5.53
   Other investment securities (1).    688        52     7.53     2,376      130     5.47      1,291        89      6.89
   Loans receivable (2)............ 34,366     3,306     9.62    30,418    2,912     9.57     26,970     2,619      9.71
   Stock in FHLB of Indianapolis...    500        40     8.06       433       33     7.63        274        21      7.66
     Total interest-earning assets. 40,398     3,690     9.14    38,442    3,397     8.84     32,945     2,955      8.97
Non-interest earning assets, net of
   allowance for loan losses
   and including unrealized gain
   (loss) on securities
   available for sale..............  1,860                        1,804                        1,367
     Total assets..................$42,258                      $40,246                      $34,312
Liabilities and stockholders' equity:
Interest-bearing liabilities:
   Savings accounts................ $3,399       103     3.03  $  3,930      114     2.90   $  4,235       117      2.76
   NOW accounts....................  3,998       124     3.09     2,162       70     3.24      2,320        58      2.50
   Certificates of deposit......... 18,482     1,056     5.72    18,465    1,032     5.59     18,672     1,086      5.82
   Other borrowings................    ---       ---       ---      ---      ---       ---        15         1      6.67
   FHLB advances...................  8,592       529     6.16     7,725      487     6.30      5,475       331      6.05
     Total interest-bearing
          liabilities.............. 34,471     1,812     5.26    32,282    1,703     5.28     30,717     1,593      5.19

Other liabilities..................    426                          358                          289
     Total liabilities............. 34,897                       32,640                       31,006
Stockholders' equity...............  7,316                        7,601                        3,305
Net unrealized gain on securities
   available for sale..............     45                            5                            1
     Total stockholders' equity....  7,361                        7,606                        3,306
     Total liabilities and
         stockholders' equity......$42,258                      $40,246                      $34,312
Net interest-earning assets........$ 5,927                     $  6,160                     $  2,228
Net interest income................          $ 1,878                     $ 1,694                        $1,362
Interest rate spread...............                       3.88%                      3.56%                          3.78%
Net yield on weighted average
   interest-earning assets.........                       4.65%                      4.41%                          4.13%
Average interest-earning assets to
   average interest-bearing
   liabilities..................... 117.19%                      118.99%                      107.25%

(1) Yields for mortgage-backed securities and other investments available for sale are computed based upon amortized cost.

(2)      Non-accruing loans have been included in average balances.

         In the foregoing table, no adjustment of interest on tax-exempt securities to a tax-equivalent basis was made since the adjustment was less than $10,000 in each period presented.

INTEREST RATE SPREAD

         The Company's results of operations have been impacted primarily by net interest income. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

         The following table sets forth the weighted average effective interest rate earned by the Company on its loan, investment portfolios and total interest-earning assets. The table also includes weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                          INTEREST RATE SPREAD ANALYSIS


                                                    At June 30,                        Year Ended June 30,
                                                        1998                    1998           1997           1996
--------------------------------------------------------------------------------------------------------------------

Weighted average interest rate earned on:
   Interest-earning deposits.........................   5.31%                   5.51%           5.09%          4.89%
   Mortgage-backed securities........................   7.50                    7.07            7.33           5.53
   Other investment securities.......................   7.84                    7.53            5.47           6.89
   Loans receivable..................................   9.51                    9.62            9.57           9.71
   Stock in FHLB of Indianapolis.....................   8.00                    8.06            7.63           7.66
     Total interest-earning assets...................   9.09                    9.14            8.84           8.97

Weighted average interest rate cost of:
   Savings accounts..................................   3.03                    3.03            2.90           2.76
   NOW and money market accounts.....................   2.78                    3.09            3.24           2.50
   Certificates of deposit...........................   5.78                    5.72            5.59           5.82
   Other borrowings..................................     ---                     ---             ---          6.67
   FHLB advances.....................................   6.01                    6.16            6.30           6.05
     Total interest-bearing liabilities..............   5.16                    5.26            5.28           5.19

Interest rate spread (1).............................   3.93%                   3.88%           3.56%          3.78%
Net yield on weighted average
   interest-earning assets (2).......................                           4.65%           4.41%          4.13%

(1) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield percentage is presented at June 30, 1998, because the computation of net yield is applicable only over a period rather than at a specific date.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes attributable to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

                              RATE/VOLUME ANALYSIS

                                     Increase (Decrease) in Net Interest Income
                                         Total Net      Due to     Due to
                                          Change         Rate      Volume
YEAR ENDED JUNE 30, 1998
COMPARED  TO YEAR ENDED JUNE 30,  1997
--------------------------------------------------------------------------------
(In  thousands)
Interest-earning assets:
   Interest-earning deposits .......      $  40          $  12       $  28
   Mortgage-backed securities ......       (133)             6        (139)
   Other investment securities .....        (15)            32         (47)
   Loans receivable ................        394             14         380
   Stock in FHLB of Indianapolis ...          7              2           5
                                          -----          -----       -----
     Total .........................        293             66         227
                                          -----          -----       -----
Interest-bearing liabilities:
   Savings accounts ................        (11)             5         (16)
   NOW and money market accounts ...         53             (4)         57
   Certificates of deposit .........         25             24           1
   Other borrowings ................         --             --          --
   FHLB advances ...................         42            (12)         54
                                          -----          -----       -----
     Total .........................        109             13          96
                                          -----          -----       -----
Change in net interest income ......      $ 184          $  53       $ 131
                                          =====          =====       =====

YEAR ENDED JUNE 30, 1997
COMPARED TO YEAR ENDED JUNE 30, 1996
Interest-earning assets:
   Interest-earning deposits .......      $   1          $   5          $  (4)
   Mortgage-backed securities ......         95             35             60
   Other investment securities .....         41            (21)            62
   Loans receivable ................        293            (43)           336
   Stock in FHLB of Indianapolis ...         12             --             12
                                          -----          -----          -----
     Total .........................        442            (24)           466
                                          -----          -----          -----
Interest-bearing liabilities:
   Savings accounts ................         (3)             5             (8)
   NOW and money market accounts ...         12             16             (4)
   Certificates of deposit .........        (54)           (42)           (12)
   Other borrowings ................         (1)            --             (1)
   FHLB advances ...................        156             15            141
                                          -----          -----          -----
     Total .........................        110             (6)           116
                                          -----          -----          -----
Change in net interest income ......      $ 332          $ (18)         $ 350
                                          =====          =====          =====
YEAR ENDED JUNE 30, 1996
COMPARED TO YEAR ENDED JUNE 30, 1995
Interest-earning assets:
   Interest-earning deposits .......      $  59          $ (16)         $  75
   Mortgage-backed securities ......         (3)            (7)             4
   Other investment securities .....         22              3             19
   Loans receivable ................        452            102            350
   Stock in FHLB of Indianapolis ...          5              1              4
                                          -----          -----          -----
     Total .........................        535             83            452
                                          -----          -----          -----
Interest-bearing liabilities:
   Savings accounts ................        (21)           (14)            (7)
   NOW and money market accounts ...         (4)            (3)            (1)
   Certificates of deposit .........        323            129            194
   Other borrowings ................         (9)            (2)            (7)
   FHLB advances ...................        130             --            130
                                          -----          -----          -----
     Total .........................        419            110            309
                                          -----          -----          -----
Change in net interest income ......      $ 116          $ (27)         $ 143
                                          =====          =====          =====

CHANGES IN FINANCIAL POSITION AND RESULTS OF OPERATIONS - YEAR ENDED JUNE 30, 1998, COMPARED TO YEAR ENDED JUNE 30, 1997:

         General. HFB earned record net income totaling $393,000 for the year ended June 30, 1998, representing a $141,000 or 55.7% increase from the year ended June 30, 1997, in which net income of $252,000 was earned. Major contributions to improved earnings for the year were higher net interest income and lower deposit insurance expense.

         The return on average assets for the year ended June 30, 1998 was .93%, compared to .63% the prior year June 30, 1997. The return on average equity was 5.34% for the year ended June 30, 1998, compared to 3.31% for the prior year ended June 30, 1997. Earnings per share was $.47 for the year ended June 30, 1998, compared to $.27 for the year ended June 30, 1997. Without the special assessment imposed by federal legislation to recapitalize the SAIF, net income for the prior year ended June 30, 1997 would have been $338,000 for returns on average assets and average equity of .84% and 4.45% respectively.

         Assets. Total assets at June 30, 1998 were $42,560,000, compared to total assets of $42,508,000 at June 30, 1997. Cash and cash equivalents decreased $382,000 or 9.1%, to $3,802,000 at June 30, 1998, compared to
$4,184,000 a year earlier. The decrease in cash and cash equivalents combined with cash inflows from deposits and sales of investment securities were used to repay borrowings and acquire additional premises and equipment. Investment securities decreased $184,000 or 8.8% to $1,918,000 at June 30, 1998, compared to $2,102,000 at June 30, 1997. Total loans at June 30, 1998 were $34,279,000 compared to total loans of $34,349,000 at prior year-end June 30, 1997.

         The year-end level of stock in the Federal Home Loan Bank ("FHLB") of Indianapolis stood at $500,000 for 1998 and 1997. Net premises and equipment increased $724,000 or 75.1%, to $1,687,000 at June 30, 1998 compared to $964,000 at June 30, 1997. The increase is due to costs for the nearly completed construction of the Bank's first branch office site in the Putnam County town of Cloverdale, as well as costs for finishing construction on new facilities adjacent to the Bank's main office in Spencer. Foreclosed real estate and repossessed assets increased $33,000 or 17.6% to $220,000 compared to $187,000 at June 30, 1997. The total at June 30, 1998 consists of three residential single family properties and one mobile home.

         Average assets increased $2,012,000 or 5.0%, to $42,258,000 for the year ended June 30, 1998, compared to $40,246,000 for the prior year-ended June 30, 1997. Average interest-earning assets increased $1,956,000 or 5.1%, to $40,398,000 for the year ended June 30, 1998 and represented 95.6% of total average assets. The increase was due to average loans receivable which increased $3,948,000 or 13.0%, to $34,366,000 for the year ended June 30, 1998, compared to $30,418,000 for the year ended June 30, 1997. The average level of other interest-earning assets decreased $1,992,000 or 24.8%, to $6,032,000 for the year ended June 30, 1998, compared to $8,024,000 the same period a year ago.

         Liabilities and Stockholders' Equity. Total deposits were $26,649,000 at June 30, 1998, a $492,000 or 1.9% increase from $26,157,000 at June 30, 1997.
The change is traced to a $1,339,000 or 91.0% increase in transaction deposits to $2,810,000 at June 30, 1998, compared to $1,471,000 at June 30, 1997.
Passbook and statement savings deposits also increased by $330,000 or 11.2%. These increases were offset by declines of $705,000 or 31.8%, and $473,000 or 2.4%, in money market deposits and certificates of deposit, respectively. In addition to deposits, FHLB advances are an important source of both short-term and long-term funding for the Bank. FHLB advances totaled $8,200,000 at June 30, 1998, compared to $9,000,000 at June 30, 1997.

         Average liabilities increased $2,257,000 or 6.9%, to $34,897,000 for the year ended June 30, 1998, compared to $32,640,000 for the prior year-ended June 30, 1997. Average interest-bearing liabilities increased $2,189,000 or 6.8%, to $34,471,000 for the year-ended June 30, 1998. The increase was primarily due to average transaction and money market deposits which together increased $1,836,000 or 84.9%, to $3,998,000 for the 1998, compared to
$2,162,000 for the prior year.

         HFB's stockholders' equity increased $309,000 or 4.3%, to $7,506,000 at June 30, 1998, compared to $7,197,000 at June 30, 1997. Contributing to the increase was net income of $393,000. The increase was partially offset by cash dividends of $85,000 paid for the year ended June 30, 1998. The ratio of stockholders' equity to total assets increased to 17.6% at June 30, 1998, compared to 16.9% at June 30, 1997.

         During the year ended June 30, 1998, 10,000 shares of Common Stock were purchased and retired by the Company pursuant to a 10% stock repurchase program. These repurchases reduced total outstanding shares of Common Stock to 929,052 at June 30, 1998. The $78,000 cost of these repurchased shares represented a reduction in total stockholders' equity.

         Net Interest Income. Net interest income increased by $185,000 or 10.9%, to $1,878,000 for the year ended June 30, 1998, compared to $1,693,000 for the year ended June 30, 1997. Impacting net interest income were interest rate changes on rate-sensitive assets and liabilities during the current period and average balance increases or decreases applicable to the rate-sensitive portion of the balance sheet. As a result of these factors, total interest income increased by $294,000 or 8.6% while total interest expense increased by $109,000 or 6.4%, compared to the same period a year earlier.

         Interest income on loans totaled $3,306,000 for the year ended June 30, 1998, compared to $2,912,000 for the year ended June 30, 1997; an increase of $394,000 or 13.5%. The increase can be attributed to a larger average balance of loans receivable outstanding for the current year and an increase in the average yield earned, compared to the same period one year ago. At June 30, 1998, investment securities included $1,320,000 in equity stocks which earned dividends rather than interest income. Interest and dividend income from total investments decreased $141,000 or 40.4% to $207,000 for the year ended June 30, 1998 compared to $348,000 for the year ended June 30, 1997. The decline can be attributed to a decrease in average balance outstanding for the current year, which was partially offset by an increase in the average yield compared to the same period a year earlier. Interest income on FHLB stock totaled $40,000 for the year ended June 30, 1998, compared to $33,000 for the year ended June 30, 1997; an increase of $7,000 or 21.2%. The increase can be attributed to a larger average balance outstanding and an increase in the average yield earned, compared to the same period a year earlier. The combined weighted average yield on the balance of interest-earning assets outstanding for the year ended June 30, 1998 increased to 9.14%, compared to 8.84% for the prior year ended June 30, 1997.

         Interest expense on deposits increased $73,000 or 6.0%, to $1,283,000 for the year ended June 30, 1998, compared to $1,210,000 for the year ended June 30, 1997. The change was the result of an increase in the average deposit balance outstanding of the current year compared to the same period a year earlier. The average cost of deposits remained unchanged at 5.0%. Interest expense on borrowings increased by $42,000 or 8.6%, to $529,000 for the year ended June 30, 1998, compared to $487,000 for the year ended June 30, 1997. The increase was the result of a larger average balance outstanding for the current year, which was partially offset by a decline in the average cost of borrowings. The combined weighted average rate paid on deposits and borrowings was 5.3% for the year ended June 30, 1998 and the prior year.

         The Company's interest rate spread increased to 3.88% for the year ended June 30, 1998, compared to 3.56% for the year ended June 30, 1997. The net interest margin increased to 4.65% for the year ended June 30, 1998, compared to 4.41% for the year ended June 30, 1997. Increases in both interest rate spread and interest rate margin were the result of larger average balances in loans receivable, which are the Company's highest yielding assets, and larger average balances in lower costing liabilities, such as transaction accounts.

         Provisions for Loan Losses. For the year ended June 30, 1998, the Bank provided $102,000 for future loan losses. During the prior year, provisions of $85,000 were made. The allowance for loan losses totaled $320,000 or .94% of net loans at June 30, 1998, compared to $231,000 or .68% of net loans at June 30, 1997, an increase of $89,000 or 38.5%. Management considers the Bank's allowance for loan losses to be adequate based on general economic conditions, historical net charge-offs and other factors such as the size, condition and characteristics of the loan portfolio. In assessing loan loss allowance adequacy, consideration is also given to the volume and composition of loan portfolio growth as well as the level of allowances maintained by peers.

         Noninterest Income. Noninterest income increased by $103,000 or 62.9% to $267,000 for the year ended June 30, 1998, compared to $164,000 for the prior year ended June 30, 1997. A major contributor to the increase was a $104,000 or 279.3% increase in gains on the sale of investments to $141,000 for the year ended June 30, 1998, compared to $37,000 for the year ended June 30, 1997. Partially offsetting this increase and the increase in service fee income was a decline of $24,000 in gains on the sale of real estate acquired for development to $7,000 for the current year, compared to $31,000 for the same period a year ago.

         BSF Inc., the Bank's service corporation subsidiary ("BSF"), was organized in 1989 and has historically engaged in the purchasing and developing of large tracts of real estate. Management has utilized the sale of lots and residences to provide an additional source of income for the Company. The level of income from this source fluctuates widely since it is dependent on the volume of activity, primarily the number of lots sold, and profits on residential properties. In connection with the Bank's conversion to an Indiana mutual savings bank in 1996, the FDIC required the Bank to cease BSF's land acquisitions and divest of BSF's non-conforming real estate holdings within five years, among other conditions. BSF has ceased to acquire land and is in the process of divesting of its real estate holdings. BSF currently anticipates that all non-conforming real estate will be sold within the required disposition period. The loss of the income from this source will have an adverse effect on net income subsequent to discontinuance of this business activity.

         Noninterest Expense. Noninterest expense increased by $77,000 or 5.6%, to $1,444,000 for the year ended June 30, 1998, compared to $1,368,000 for the year ended June 30, 1997. The increase can be primarily attributed the $203,000 or 36.1% increase in salaries and employee benefits to $766,000 for the year ended June 30, 1998, compared to $563,000 for the prior year ended June 30, 1997. The increase was the result of new staff members hired for the Bank's Cloverdale branch and costs associated with employee benefit plans adopted during fiscal year 1997. Partially offsetting this increase was a drop in deposit insurance expense of $149,000 or 90.3%, to $16,000 for the year ended June 30, 1998, compared to $165,000 for the year ended June 30, 1997. Deposit insurance expense for last year included the one-time special assessment expense of $142,000 imposed by federal legislation to recapitalize the SAIF. Other increases related to occupancy, advertising, foreclosed property, and data processing expenses. These increases were partially offset by a decline in legal and professional fees of $48,000 or 28.2%, to $123,000 for the year ended June 30, 1998, compared to $172,000 for the year ended June 30, 1997.

         Income Tax Expense. Income tax expense increased $54,000 or 35.3%, to $206,000 for the year ended June 30, 1998, compared to $152,000 for the prior year ended June 30, 1997. The increase was due to an increase in income before taxes of $194,000 or 48.0%, which was partially offset by a decline in the effective combined federal and state income tax rate to 34.4% for the year ended June 30, 1998, compared to 37.7% for the same period a year ago.

CHANGES IN FINANCIAL POSITION AND RESULTS OF OPERATIONS - YEAR ENDED JUNE 30, 1997, COMPARED TO YEAR ENDED JUNE 30, 1996:

         General. Total assets increased $3.1 million at June 30, 1997 compared to June 30, 1996. The increase was the net result of an increase in loans, combined with decreases in investment securities and cash and cash equivalents. Loans increased by $7.0 million or 25.8%, while the sale of securities decreased investment securities by $2.8 million and cash and cash equivalents decreased by $1.5 million to fund the increase in loans. The increase in loans was also funded by additional advances of $1.8 million from the FHLB.

         Average assets increased from $34.3 million for the year ended June 30, 1996, to $40.2 million for the year ended June 30, 1997, an increase of 17.2%. Average interest-earning assets represented 96.0% of average assets for the year ended June 30, 1996 compared to 95.5% for the year ended June 30, 1997. Average loans experienced the largest increase amounting to $3.4 million while other interest-earning assets increased to a lesser extent. Average interest-bearing liabilities as a percentage of average interest-earning assets were 84.0% for 1997 compared to 93.2% for 1996.

         Investment Securities. Average investment securities and mortgage-backed securities increased $1.1 million and $895,000 respectively for the year ended June 30, 1997 compared to the year ended June 30, 1996 primarily due to the initial investment of conversion proceeds in securities. During the year ended June 30, 1997, mortgage-backed securities and selected other securities were sold primarily to fund loan growth. Consequently, at June 30, 1997, the total of mortgage-backed securities and other investment securities decreased $2.8 million compared to June 30, 1996. All investments are classified as available for sale to provide maximum flexibility in managing the investment portfolio. At June 30, 1997 and 1996 the net unrealized gain (loss) on securities available for sale was $42,000 and ($28,000), respectively.

         Loans  and   Allowance  for  Loan  Losses.   Average  loans   increased
approximately $3.4 million from the year ended June 30, 1996 to June 30, 1997. The growth in loans was funded by decreases in other earning assets and increased average borrowings. Average loans were $30.4 million for the period ended June 30, 1997 compared to $27.0 million for the period ended June 30, 1996. The average rate on loans was 9.57% for the year ended June 30, 1997 compared to 9.71% for the year ended June 30, 1996, a decrease of 14 basis points. The allowance for loan losses as a percentage of net loans increased to
 .68% from .55% as a result of a monthly provision for loan losses and nominal charge-offs. The ratio of the allowance for loan losses to nonperforming loans was 30.9% at June 30, 1997 compared to 41.8% at June 30, 1996.

         Residential mortgage loans increased by $1.7 million and comprised 57.2% of total loans at June 30, 1997 compared to 66.1% a year earlier. Nonresidential mortgage loans increased by $4.4 million to $6.9 million, or 19.8% of total loans at June 30, 1997, compared to 9.22% of total loans at June 30, 1996.

         Premises and Equipment. Premises and equipment increased approximately $451,000, net of depreciation from June 30, 1996 to June 30, 1997. The largest increases were related to the purchase of a property for a proposed branch office in Cloverdale, Indiana and building construction for expanded facilities on property adjacent to the Bank.

         Deposits. Deposits decreased $2.5 million from $28.7 million at June 30, 1996 to $26.2 million at June 30, 1997. Passbook savings accounts decreased approximately $4.7 million, substantially all of which was attributable to funds withdrawn for the purchase of common stock related to the conversion of the Bank from a mutual to a stock institution. All other deposits increased $2.2 million during this period. Average total deposits decreased $670,000 to $24.5 million for the year ended June 30, 1997 compared to $25.2 million for the year ended June 30, 1996.

         Interest-bearing demand deposits and money market deposits totaled $3.7 million or 14.1% of total deposits at June 30, 1997, compared to $2.4 million and 8.3% of total deposits at June 30, 1996. Savings deposits, which were unusually high at June 30, 1996, comprised 11.3% of total deposits at June 30, 1997 compared to 26.8% a year earlier. Savings deposits, at June 30, 1996, included approximately $4.7 million of conversion proceeds for the purchase of stock. Certificates of deposits increased to $19.5 million or 74.7% of total deposits at June 30, 1997 compared to $16.0 million and 64.9% of deposits at June 30, 1996.

         Borrowed Funds. Borrowed funds increased $1.8 million from June 30, 1996 to June 30, 1997. The increase in borrowed funds was used to fund a portion of the Bank's loan growth. The weighted average interest rate on advances from the FHLB of Indianapolis increased from 6.05% at June 30, 1996 to 6.30% at June 30, 1997. Average borrowed funds increased to $7.7 million for the year ended June 1997 from $5.5 million for the year ended June 1996.

         Stockholders' Equity. Stockholders' equity increased $3.8 million to $7.2 million at June 30, 1997 compared to $3.4 million at June 30, 1996 primarily due to conversion proceeds and net income during the period. On July 1, 1996, the Bank completed the conversion and the formation of Home Financial Bancorp as the holding companyof the Bank. As part of the conversion, the Company issued 505,926 shares of common stock at $10 per share (before restatement for the 2-for-1 stock split), of which 40,474 shares (before restatement for the 2-for-1 stock split) were issued to an Employee Stock Ownership Plan. Net proceeds of the Company's stock issuance, after costs, were approximately $4.7 million, of which $2.5 million was used to acquire 100% of the stock and ownership of the Bank.

         During the period ended June 30, 1997, 36,400 shares of common stock (before restatement for the 2-for-1 stock split) were purchased and retired by the Company pursuant to a 10% stock repurchase program. These repurchases reduced total outstanding shares of common stock to 469,526 (before restatement for the 2-for-1 stock split) at June 30, 1997, and the $565,000 cost represented a reduction in total stockholders' equity.

         Net Income. Net income for the fiscal year ended June 30, 1997 totaled $252,000 compared to $288,000 for the year ended June 30, 1996, representing a $36,000 or 12.5% decrease. The decline in net income was due primarily to a one-time special assessment of $142,000 ($86,000 after tax) imposed by federal legislation to recaptialize the SAIF. The return on average assets for the year ended June 30, 1997 was .63%, compared to .84% for the prior year ended June 30, 1996. The return on average equity was 3.31% for the year ended June 30, 1997, as compared to 8.71% for the year ended 1996. Basic and diluted earnings per share were $.27 for the year ended June 30, 1997.

         For the Year ended June 30, 1997, net income without the special SAIF assessment would have totaled $338,000 or $.37 per share. Further, the return on average assets and the return on average equity, without the special assessment, would have been .84% and 4.44%, respectively.

         Net Interest Income. Net Interest income increased $332,000 to $1.7 million for the year ended June 30, 1997, compared to the prior year. Total interest income was $3.4 million for the year ended June 30, 1997, compared to $3.0 million for 1996. Average earning assets increased $5.5 million from $32.9 million to $38.4 million from the 1996 period to the 1997 period. The increase in average earning assets was accompanied by a decrease in average yields from 8.97% during 1996 to 8.84% during 1997. The increase in average loans was the primary factor contributing to the increase in total interest income.

         Total interest expense increased $110,000 during the fiscal year ended June 30, 1997 compared to 1996. This increase resulted from an increase in average interest-bearing liabilities of $1.6 million, from $30.7 million to $32.3 million as well as an increase in the average cost of funds from 5.19% for 1996 to 5.28% for 1997. The average balances of NOW and savings accounts decreased $463,000 while the average balance of certificates of deposits decreased $207,000 during 1997. Borrowed funds averaged $2.3 million higher during 1997 compared to 1996 as the Company continued to utilize borrowings from the FHLB to fund loans and other asset growth.

         Other Income. Service charges on deposit accounts increased $5,000 in 1997 compared to 1996 primarily as a result of an increase in the number of accounts subject to such charges. Income from the sale of real estate acquired for development decreased by $26,000 to $31,000 for the year ended June 30, 1997, compared to $57,000 for the year ended June 30, 1996. In connection with the Bank's conversion to an Indiana mutual savings bank in 1996, the FDIC required the divestiture of non-conforming real estate holdings within five years, among other conditions. Consequently, income from the sale of real estate acquired for development will decrease in future periods.

         Other Expenses. Salaries and benefits increased 35.7% to $563,000 for the fiscal year ended June 30, 1997, compared to 1996. The increase reflects new employee benefit plans, two additional full-time employees, and normal increases in compensation and payroll taxes. Expenses related to the Employee Stock Ownership Plan ("ESOP"), adopted in July 1996, and the Recognition and Retention Plan and Trust ("RRP") approved by shareholders in January 1997, account for much of the salaries and benefits increase. The ESOP expense for 1997 was $66,000 while the RRP cost was $25,000.

         Deposit insurance expense was $165,000 during 1997; an increase of $111,000, or 205.6% from $54,000 for the year ended June 30, 1996. The increase was attributed to a recapitalization plan for the SAIF signed into law on September 30, 1996, which provided for a special assessment on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. The Company's special assessment totaled $142,000 before taxes, and was recorded as deposit insurance expense for the year ended June 30, 1997.

         Expenses other than those discussed above increased $174,000, or 52.1% for the year ended June 30, 1997, compared to the prior year. Legal, accounting and other professional fees increased $124,000 during the year ended June 30, 1997 , primarily as a result of costs related to the conversion to a stock company and the implementation of various employee benefit plans. Other increases occurred as a result of general increases in a variety of expense categories, including advertising, which increased by $10,000 compared to the prior year ended June 30, 1996.

         Income Tax Expense. Income tax expense was $152,000 for the year ended June 30, 1997, compared to $196,000 for 1996. The level of tax expense was consistent with the amount of taxable income each year. The effective tax rate was 37.7% for the year ended June 30, 1997, and 40.5% for the year ended June 30, 1996.

LIQUIDITY

         The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans and proceeds from maturing securities. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the restructuring of the thrift industry.

         Liquidity management is both a daily and long-term function of the bank's management strategy. In the event that the Bank should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances and though sales of securities. The Bank regularly monitors its interest rate spread position to determine the appropriate mix between retail and wholesale funds available to fund its loan activities. From time-to-time the Bank offers higher cost deposit products to generate funds for loans. The Bank also relies on advances from the FHLB of Indianapolis to fund its lending activities when the cost of alternative sources of funds makes it prudent to do so. The Bank will continue to monitor its interest rate spread position and its mix of deposits and alternative sources of funds.

IMPACT OF INFLATION

         The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         The primary assets and liabilities of financial institutions such as the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank. The Bank is unable to determine the extent, if any, to which properties securing the Bank's loans have appreciated in dollar value due to inflation.

CURRENT ACCOUNTING ISSUES

     Reporting Comprehensive Income. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, in June 1997. This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements.

     SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

     Upon implementing this new Statement, an enterprise will classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

     Statement 130 is effective for interim and annual periods beginning after December 15, 1997. The Company will adopt Statement 130 for the quarter end September 30, 1998.

     Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries.

     Upon implementing this Statement, a public business enterprise will be required to report the following: o Financial and descriptive information about its reportable operating segments o A measure of segment profit or loss, certain specific revenue and expense items, and segment assets.

     o Information about the revenues derived from the enterprise's products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions.

     o Descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

     SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997 which is June 30, 1999 for the Company. This Statement is not anticipated to have any significant applicability to the Company based on current operations. In the initial year of application, comparative information for earlier years is to be restated. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application.

     Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132, which amends FASB Statements No. 87, 88, and 106, was issued in February, 1998.

     While this Statement does not change the measurement or recognition of pension or other postretirement benefit plans, it revises employers' disclosures about pension and other postretirement benefit plans. Some of the provisions of the Statement include:

     o The standardization of the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

     o A requirement for additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis.

     o The elimination of certain disclosures that are no longer as useful as they were when FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, were issued.

     o Suggested combined formats for presentation of pension and other postretirement benefit disclosures.

     This Statement is effective for fiscal years beginning after December 15, 1997, which is June 30, 1999 for the Company. Earlier application is encouraged. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available, in which case the notes to the financial statements should include all available information and a description of the information not available.

     Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to record derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

     o For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

     o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

     o For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

     o For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

     The new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge.

     SFAS No. 133 amends SFAS No. 52 and supercedes SFAS Nos. 80, 105, and 119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issues Task Force consensuses are also changed or nullified by the provisions of SFAS No. 133.

     SFAS No. 133 will be effective for all fiscal years beginning after June 15, 1999, which is June 30, 2000 for the Company. Early application is encouraged; however, this Statement may not be applied retroactively to financial statements of prior periods.

INDEPENDENT AUDITOR'S REPORT



Board of Directors
Home Financial Bancorp
Spencer, Indiana

We have audited the consolidated statement of financial condition of Home Financial Bancorp and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Home Financial Bancorp and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.




/s/ Olive LLP

Indianapolis, Indiana
July 24, 1998

                      HOME FINANCIAL BANCORP AND SUBSIDIARY
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION



June 30,                                                             1998            1997
---------------------------------------------------------------------------------------------
Assets
   Cash                                                          $    318,043    $    296,805
   Short-term interest-bearing deposits                             3,484,060       3,887,498
                                                                 ------------    ------------
       Total cash and cash equivalents                              3,802,103       4,184,303
   Investment securities--available for sale                        1,917,734       2,101,734
   Loans                                                           34,278,725      34,348,648
   Allowance for loan losses                                         (319,595)       (231,397)
                                                                 ------------    ------------
      Net loans                                                   33,959,130      34,117,251
   Real estate acquired for development                                20,758          20,758
   Premises and equipment                                           1,687,355         963,657
   Federal Home Loan Bank stock                                       500,000         500,000
   Interest receivable                                                263,859         268,648
   Other assets                                                       408,804         351,876
                                                                 ------------    ------------
       Total assets                                              $ 42,559,743    $ 42,508,227
                                                                 ============    ============

Liabilities
   Deposits
     Noninterest bearing                                         $    510,423    $    104,357
     Interest-bearing deposits                                     26,138,187      26,052,159
                                                                 ------------    ------------
       Total deposits                                              26,648,610      26,156,516
   Federal Home Loan Bank advances                                  8,200,000       9,000,000
   Other liabilities                                                  205,227         154,577
                                                                 ------------    ------------
       Total liabilities                                           35,053,837      35,311,093
                                                                 ------------    ------------

Commitments and Contingencies

Stockholders' Equity Preferred stock, without par value:
     Authorized and unissued--2,000,000 shares
   Common stock, without par value
     Authorized--5,000,000
     Issued--929,052 and 939,052                                    4,372,621       4,389,698
   Retained earnings--substantially restricted                      3,689,484       3,409,288
   Unearned compensation                                             (228,169)       (264,781)
   Unearned ESOP shares                                              (304,310)       (364,264)
   Net unrealized gain (loss) on securities available for sale        (23,720)         27,193
       Total stockholders' equity                                   7,505,906       7,197,134
                                                                 ------------    ------------
       Total liabilities and stockholders' equity                $ 42,559,743    $ 42,508,227
                                                                 ============    ============

See notes to consolidated financial statements.

                      HOME FINANCIAL BANCORP AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF INCOME




Year Ended June 30                                                    1998         1997         1996
-------------------------------------------------------------------------------------------------------
Interest Income
     Loans                                                         $3,305,864   $2,912,085   $2,618,394
     Deposits with financial institutions                             177,192      136,538      135,553
     Investment securities
       Taxable                                                         67,509      279,869      161,258
       Tax exempt                                                      30,073       18,206
     Other interest and dividend income                               139,771       38,105       21,210
                                                                   ----------   ----------   ----------
          Total interest and dividend income                        3,690,336    3,396,670    2,954,621
                                                                   ----------   ----------   ----------

Interest Expense
     Deposits                                                       1,282,778    1,210,207    1,261,043
     Federal Home Loan Bank advances                                  529,325      487,217      330,458
     Other interest expense                                             5,758        1,282
          Total interest expense                                    1,812,103    1,703,182    1,592,783
                                                                   ----------   ----------   ----------

Net Interest Income                                                 1,878,233    1,693,488    1,361,838
     Provision for losses on loans                                    102,000       85,000       94,000
                                                                   ----------   ----------   ----------

Net Interest Income After Provision for Losses on Loans             1,776,233    1,608,488    1,267,838
                                                                   ----------   ----------   ----------

Other Income
     Service charges on deposit accounts                               55,182       42,494       37,478
     Gain on sale of real estate acquired for development               7,108       31,437       56,944
     Net realized gain on sales of available-for-sale securities      140,925       37,155
     Other income                                                      63,736       52,750       47,535
                                                                   ----------   ----------   ----------
          Total other income                                          266,951      163,836      141,957
                                                                   ----------   ----------   ----------

Other Expenses
     Salaries and employee benefits                                   766,336      563,142      414,986
     Net occupancy expenses                                            84,653       70,825       67,213
     Equipment expenses                                                57,932       61,044       55,436
     Deposit insurance expense                                         15,881      164,550       53,686
     Computer processing fees                                          79,766       59,152       55,410
     Printing and office supplies                                      40,839       38,274       33,479
     Legal and professional fees                                      123,218      171,674       47,324
     Advertising expense                                               46,931       34,004       24,346
     Other expenses                                                   228,584      204,901      173,561
                                                                   ----------   ----------   ----------
          Total other expenses                                      1,444,140    1,367,566      925,441
                                                                   ----------   ----------   ----------
Income Before Income Tax                                              599,044      404,758      484,354
     Income tax expense                                               206,266      152,441      195,964
                                                                   ----------   ----------   ----------
Net Income                                                         $  392,778   $  252,317   $  288,390
                                                                   ==========   ==========   ==========
Net Income Per Share
     Basic                                                         $      .47   $      .27
     Diluted                                                              .47          .27



See notes to consolidated financial statements.

                      HOME FINANCIAL BANCORP AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                              Net Unrealized
                                                                                              Gain (Loss) on
                                                                                    Unearned    Securities
                                    Common Stock          Retained     Unearned       ESOP       Available
                                 Shares       Amount      Earnings   Compensation    Shares      For Sale         Total
---------------------------------------------------------------------------------------------------------------------------
Balances, July 1, 1995                                   $3,138,811                                $20,351      $3,159,162
Net income for 1996                                         288,390                                                288,390
Net change in unrealized gain
     (loss) on securities available
     for sale                                                                                      (37,480)        (37,480)
                               -------------------------------------------------------------------------------------------

Balances, June 30, 1996                                   3,427,201                                (17,129)      3,410,072
   Net income for 1997                                      252,317                                                252,317
Common stock issued in
     conversion, net of costs   1,011,852   $4,728,294                                                           4,728,294
   Cash dividends
     ($.075 per share)                                      (68,818)                                               (68,818)
   Net change in unrealized gain
      (loss) on securities available
     for sale                                                                                       44,322          44,322
Contributions for unearned
   ESOP shares                                                                    $(404,740)                      (404,740)
ESOP shares earned                           25,404                                  40,476                         65,880
Contribution for unearned
     RRP shares                                                         $(290,172)                                (290,172)
RRP shares earned                                                          25,391                                   25,391
Purchase of stock               (72,800)    (364,000)       (201,412)                                             (565,412)
                               -------------------------------------------------------------------------------------------

Balances, June 30, 1997         939,052    4,389,698       3,409,288      (264,781) (364,264)        27,193      7,197,134
Net income for 1998                                         392,778                                                392,778
Cash dividends ($.10 per share)                             (85,082)                                               (85,082)
Net change in unrealized gain
     (loss) on securities available
     for sale                                                                                      (50,913)        (50,913)
ESOP shares earned                            32,923                                  59,954                        92,877
RRP shares earned                                                          36,612                                   36,612
Purchase of stock              (10,000)      (50,000)        (27,500)                                              (77,500)
                               -------------------------------------------------------------------------------------------
Balances, June 30, 1998        929,052    $4,372,621      $3,689,484     $(228,169)  $(304,310)      $(23,720)  $7,505,906
                               ===========================================================================================

See notes to consolidated financial statements.

                      HOME FINANCIAL BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended June 30,                                                  1998             1997             1996
--------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                   $   392,778      $    252,317       $  288,390
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Provision for loan losses                                      102,000            85,000           94,000
     Investment securities amortization, net                            981             2,630              464
     ESOP shares earned                                              92,877            65,880
     RRP shares earned                                               36,612            25,391
     Depreciation and amortization                                   87,912            83,193           74,367
     Deferred income tax benefit                                    (50,485)          (35,294)         (41,460)
     Gain on sale of real estate acquired for development            (7,108)          (31,437)         (56,944)
     Gain on sale of other real estate                              (35,016)          (21,964)          (3,250)
     Gain on sale of securities available for sale                 (140,925)          (37,155)
     Change in
       Interest receivable                                            4,789           (32,970)         (49,069)
       Other assets                                                  62,331           (74,794)         (10,361)
     Other adjustments                                               50,372            64,038          (34,852)
                                                                 ----------        ----------       ----------
         Net cash provided by operating activities                  597,118           344,835          261,285
                                                                 ----------        ----------       ----------

Investing Activities
   Purchases of securities available for sale                    (1,905,142)       (3,261,591)      (3,316,533)
   Proceeds from sales of securities available for sale           1,895,041         4,824,600
   Proceeds from maturities and paydowns of securities
     available for sale                                             250,523    1,342,922        1,002,691
   Proceeds from maturities and paydowns of
     securities held to maturity                                    111,071
   Net changes in loans                                            (258,317)       (7,371,895)      (1,761,684)
   Improvements to real estate owned                                (31,552)          (12,621)
   Proceeds from real estate owned sales                            345,119           204,501           44,202
   Purchase of premises and equipment                              (811,610)         (569,082)        (164,998)
   Proceeds from disposal of premises and equipment                                    35,000           58,000
   Purchase of real estate acquired for development                                    (2,911)         (38,421)
   Proceeds from sale of real estate acquired for development         7,108           185,170          112,170
   Purchase of FHLB of Indianapolis stock                                            (140,000)        (110,000)
                                                                 ----------        ----------       ----------
       Net cash used by investing activities                       (508,830)       (4,765,907)      (4,063,502)
                                                                 ----------        ----------       ----------

Financing Activities
   Net change in
     NOW and savings deposits                                      (467,983)       (3,456,237)       4,309,021
     Certificates of deposit                                        960,077           887,053        1,916,677
   Advances from Federal Home Loan Bank of Indianapolis           5,000,000         4,300,000        2,200,000
   Payments on advances from Federal Home
     Loan Bank of Indianapolis                                   (5,800,000)       (2,500,000)
   Payments on other borrowings                                                                        (28,773)
   Sale of stock                                                                    4,578,341
   Prepaid stock conversion costs                                                                     (260,067)
   Purchase of stock                                                (77,500)         (565,412)
   Dividends paid                                                   (85,082)          (68,818)
   Contribution of RRP shares                                                        (290,172)
                                                                 ----------        ----------       ----------
       Net cash provided (used) by financing activities            (470,488)        2,884,755        8,136,858
                                                                 ----------        ----------       ----------

Net Change in Cash and Cash Equivalents                            (382,200)       (1,536,317)       4,334,641


Cash and Cash Equivalents, Beginning of Year                      4,184,303         5,720,620        1,385,979
                                                                 ----------        ----------       ----------

Cash and Cash Equivalents, End of Year                           $3,802,103        $4,184,303       $5,720,620
                                                                 ==========        ==========       ==========


Additional Cash Flows and Supplementary Information
   Interest paid                                                 $1,805,250        $1,703,182       $1,592,783
   Income tax paid                                                  174,710           178,988          179,305
   Transfers from loans to other real estate                        314,438           294,368
   Stock issuance costs transferred from other
       assets to stockholders' equity                                                 254,787
   Common stock issued to ESOP leveraged
       with an employer loan                                                          404,740

See notes to consolidated financial statements.

Note 1-- Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Home Financial Bancorp ("Company") and its wholly owned subsidiary, Owen Community Bank, s.b. ("Bank") and the Bank's wholly owned subsidiary, BSF, Inc. ("BSF"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. Commencing July 1, 1996, the Bank operates under a state thrift charter, known as a stock savings bank, and provides full banking services. Prior to July 1, 1996, the Bank operated as an Indiana mutual savings bank. As a state-chartered thrift, the Bank is subject to regulation by the Department of Financial Institutions, State of Indiana and the Federal Deposit Insurance Corporation ("FDIC").

The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in Owen and surrounding counties. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

BSF engages in purchasing and developing large tracts of real estate. After land is purchased, BSF subdivides the real estate into lots, makes improvements such as streets, and sells individual lots, usually on contract for deed. In connection with the Bank's conversion to an Indiana mutual savings bank in 1995, the FDIC required the Bank to cease BSF's land acquisitions, divest of BSF's nonconforming real estate holdings by November 16, 2000 and maintain the Bank's capital at levels sufficient to classify the Bank as a well-capitalized institution. BSF has ceased land acquisitions and is in process of divesting of its real estate holdings. BSF's net income for the years ended June 30, 1998, 1997 and 1996, included in the Company's consolidated net income, totaled $21,000, $35,000 and $59,000.

Consolidation--The consolidated financial statements include the accounts of the
Company  and  subsidiary   after   elimination  of  all  material   intercompany
transactions and accounts.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in stockholders' equity.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. The Bank considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1998, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Real estate acquired for development is carried at the lower of cost or fair value. Costs relating to development and improvements of property are allocated to individual lots and capitalized, whereas costs relating to holding the property are expensed. Gains on sales of lots are determined on the specific-identification method.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the accelerated and straight-line methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank ("FHLB") stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

Stock options are granted for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and Bank file consolidated tax returns.

Earnings per share have been computed based upon the weighted average common shares and potential common shares outstanding during the period subsequent to the Bank's conversion to a stock savings bank on July 1, 1996. Unearned Employee Stock Ownership Plan ("ESOP") shares have been excluded from the computation of average common shares and potential common shares outstanding.

Note 2 --       Conversion to State Stock Savings Bank

On July 1, 1996, the Bank completed the conversion from a state chartered mutual savings bank to a state chartered stock savings bank and the formation of the Company as the holding company of the Bank. As part of the conversion, the Company issued 505,926 (before restatement for the 2 for 1 stock split discussed in Note 10) shares of common stock at $10 per share. Net proceeds of the Company's stock issuance, after costs and excluding the shares issued for the ESOP, were approximately $4,320,000 of which $2,472,548 was used to acquire 100% of the stock and ownership of the Bank. Costs associated with the conversion were deducted from the proceeds of stock sold by the Company. The transaction was accounted for in a manner similar to a pooling of interests.

Note 3 --       Investment Securities

                                                     1998
                                 -----------------------------------------------
                                                Gross         Gross
                                 Amortized   Unrealized    Unrealized     Fair
June 30,                            Cost        Gains        Losses       Value
--------------------------------------------------------------------------------
Available for sale
Federal agencies                   $  100       $    3       $  103
Marketable equity
   securities                       1,320                    $   48        1,272
 Mortgage-backed
   securities                         537            6                       543
                                 -----------------------------------------------
   Total investment
     securities                    $1,957       $    9       $   48       $1,918
                                 ===============================================


                                                     1997
                                 -----------------------------------------------
                                                Gross         Gross
                                 Amortized   Unrealized    Unrealized     Fair
June 30,                            Cost        Gains        Losses       Value
--------------------------------------------------------------------------------
Available for sale
  U.S. Treasury                   $  825      $    2                     $  827
  Federal agencies                   100           4                        104
Marketable
   equity securities                 344          34                        378
Mortgage-backed
   securities                        788           5                        793
                                 -----------------------------------------------
   Total investment
     securities                   $2,057      $   45                     $2,102
                                 ===============================================

         The amortized cost and fair value of securities available for sale at June 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     1998
                           Amortized           Fair
                             Cost              Value
                           --------------------------
Maturity Distribution
at June 30
-----------------------------------------------------
One to five years           $   100          $   103
Marketable equity
  securities                  1,320            1,272
Mortgage-backed
  securities                    537              543
                             ------           ------
     Totals                  $1,957           $1,918
                             ======           ======

Securities with a carrying value of $528,000 and $788,000 were pledged at June 30, 1998 and 1997 to secure FHLB advances.

Proceeds from sales of securities available for sale during 1998 and 1997 were $1,895,000 and $4,825,000. Gross gains of $141,000 and $71,000 in 1998 and 1997 and gross losses of $34,000 in 1997 were realized on the sales. The tax expense for net gains on security transactions for June 30, 1998 and 1997 was $56,000 and $14,000, respectively.

On December 26, 1995, the Bank transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $1,716,000 and a fair value of $1,707,000. Other than the initial adoption of SFAS No. 115 and the preceding, there were no transfers or sales of investment securities during the periods presented.

Note 4 --       Loans and Allowance

June 30                                                 1998              1997
--------------------------------------------------------------------------------
Real estate mortgage loans
  Residential                                        $ 19,563          $ 20,625
  Mobile home and land                                  4,666             4,397
  Nonresidential                                        7,614             6,912
  Multi-family                                            904               980
  Mobile home loans 831                                 1,004
Commercial and industrial                                 242               247
Consumer loans                                            655               612
                                                     --------          --------
                                                       34,475            34,777
                                                     --------          --------
Undisbursed portion of loans                             (198)             (430)
Deferred loan costs                                         2                 2
                                                     --------          --------
                                                         (196)             (428)
                                                     --------          --------
      Total loans                                    $ 34,279          $ 34,349
                                                     ========          ========

Year Ended June 30,                            1998          1997          1996
--------------------------------------------------------------------------------
Allowance for loan losses
   Balances, July 1                           $ 231         $ 150         $  57
   Provision for
     loan losses                                102            85            94

   Loans charged off                            (13)           (4)           (1)
                                              -----         -----         -----
        Balances, June 30                     $ 320         $ 231         $ 150
                                              =====         =====         =====

The Bank adopted SFAS No. 114 and No. 118, Accounting by Creditors For Impairment of a Loan and Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, on July 1, 1995. The Bank has not had any impaired loans since the adoption of Nos. 114 and 118.

At June 30, 1998, 1997 and 1996, the Bank had nonaccrual loans of approximately $279,000, $562,000 and $359,000, for which impairment had not been recognized.

The Bank has no commitments to loan additional funds to the borrowers of nonaccrual loans.

         The Bank has entered into transactions with certain directors and officers. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, June 30, 1997                         $435
  New loans, including renewals                  341
  Payments, etc. including renewals             (376)
  Change in composition of related parties         9
                                                ----
Balances, June 30, 1998                         $409
                                                ====


Note 5 -- Premises and Equipment

June 30                              1998        1997
-------------------------------------------------------
Land                               $    302    $    277
Buildings                             1,697         991
Equipment                               450         381
Total cost                            2,449       1,649
Accumulated depreciation               (762)       (685)
                                   --------    --------
     Net                           $  1,687    $    964
                                   ========    ========

Note 6 -- Deposits
June 30                               1998        1997
-------------------------------------------------------
Noninterest bearing demand         $    510    $    104
Interest-bearing demand               2,298       1,362
Money market deposits                 1,512       2,217
Savings                               3,271       2,941
Certificates of $100,000 or more      3,319       3,479
Other certificates                   15,739      16,054
                                   --------    --------
   Total deposits                  $ 26,649    $ 26,157
                                   ========    ========

Certificates maturing in years ending June 30:

1999                             $11,614
2000                               4,827
2001                                 844
2002                                 885
2003                                 888
                                 -------
                                 $19,058
                                 =======


Note 7 --      Federal Home Loan Bank
              Advances
                                     1998
                                             Weighted
                                              Average
June 30                       Amount           Rate
-------------------------------------------------------
Maturities in years ending
   2000                        $5,000         6.03%
   2001                         2,000         5.90%
   2003                         1,000         5.97%
   2005                           200         6.86%
                               ------         ----
                               $8,200         6.01%
                               ======         ====

         The terms of the security agreement with the FHLB require the Bank to pledge as collateral for advances qualifying first mortgage loans in an amount equal to at least 170 percent of these advances and all stock in the FHLB. Advances are subject to restrictions or penalties in the event of prepayment.

Note 8 -- Income Tax

Year Ended June 30            1998     1997     1996
-------------------------------------------------------
Income tax expense
   Currently payable
Federal                      $ 199    $ 141    $ 185
   State                        57       46       52
Deferred
   Federal                     (39)     (25)     (32)
   State                       (11)     (10)      (9)
                             -----    -----    -----
       Total income
         tax expense         $ 206    $ 152    $ 196
                             =====    =====    =====


Year Ended June 30            1998     1997     1996
-------------------------------------------------------
Reconciliation of
   federal statutory to
   actual tax expense
   Federal statutory
     income tax at 34%       $ 204    $ 138    $ 165
   Effect of state
     income taxes               31       24       28
   Tax exempt dividends
     and interest              (24)      (9)      (5)
                 Other          (5)      (1)       8
                             -----    -----    -----
     Actual tax expense      $ 206    $ 152    $ 196
                             =====    =====    =====

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

June 30                             1998         1997
------------------------------------------------------
Assets
   Allowance for loan losses       $  98          $61
   Deferred compensation              26            9
   Securities available for sale      16
   Other                               1
                                   -----        -----
       Total assets                  141           70
                                   -----        -----

Liabilities
   Depreciation                        6            3
   State income tax                   10            7
   Securities available for sale                   18
   Loan fees                           3            4
                                   -----        -----
       Total liabilities              19           32
                                   -----        -----
                                    $122          $38
                                   =====        =====

No valuation allowance was necessary for the years ended June 30, 1998 and 1997.

Retained earnings at June 30, 1998, include approximately $700,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank status" would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred federal income tax liability on the above amounts was approximately $280,000 at June 30, 1998.

Note 9 --       Commitments and Contingent Liabilities

         In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statement of financial condition.

         Financial instruments whose contract amount represents credit risk as of June 30 were as follows:

                                    1998         1997
------------------------------------------------------
Mortgage loan commitments
   At variable rates                 $827        $563
                 At fixed rates       553         515
      Unused lines of credit          510           9

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, or other assets of the borrower.

         The Bank has entered into agreements with three officers which provide for salary continuation for a three-year period under certain circumstances, primarily related to change of control of the Bank, as defined. Under the terms of the agreements, these payments could occur if, following a change of control, such officers are terminated other than for cause or unreasonable changes are made in their employment relationships. These agreements extend automatically for one year on each anniversary date unless certain conditions are met. One of the agreements was effective January 1, 1996 and the other two agreements were effective July 1, 1996.

         The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 10 --      Stockholders' Equity

         On December 9, 1997, the Company approved a 2 for 1 stock split, under which every share of its common stock outstanding at the close of business on December 23, 1997 was converted into two shares of common stock. The additional certificates were distributed to stockholders on January 6, 1998. As a result of the stock split, the number of shares outstanding increased from 464,526 to 929,052 shares. Unless otherwise noted, all share and per share data have been restated for the 2 for 1 stock split.

         The Company's board of directors has approved the repurchase of up to 10 percent of the Company's outstanding shares of common stock. Such purchases will be made subject to market conditions in open market or block transactions. During the years ended June 30, 1998 and 1997, the Company had repurchased 10,000 and 72,800 of its outstanding shares.

Note 11 --      Dividends and Capital Restrictions

         The Company is not subject to any regulatory restriction on the payment of dividends to its stockholders.

         Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

         At the time of conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $3,295,000.

         At  June  30,  1998,  total  stockholder's   equity  of  the  Bank  was
$6,230,000, of which approximately $780,000 was available for the payment of dividends.

Note 12 --      Regulatory Capital

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

         There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At June 30, 1998 and 1997, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 1998 that management believes has changed the Bank's classification.

         In connection with the Bank's conversion to a state-chartered savings bank, the FDIC imposed heightened capital requirements on the Bank because of the impermissible real estate development activities of BSF. The FDIC currently requires that the Bank maintain capital (after deduction of its investment in BSF) at levels sufficient for the Bank to be classified as a well-capitalized institution.

                                                                                1998
                                             ------------------------------------------------------------------------
                                                                              Required                  Required
                                                                            for Adequate               To Be Well
                                                    Actual                    Capital 1               Capitalized 1
                                             ------------------------------------------------------------------------
June 30                                      Amount        Ratio        Amount         Ratio      Amount        Ratio
---------------------------------------------------------------------------------------------------------------------
Total capital 1 (to risk weighted assets)      $6,543       26.2%         $1,994        8.0%      $2,493        10.0%
Tier I capital 1 (to risk weighted assets)      6,223       25.0             997        4.0        1,496         6.0
Tier I capital 1 (to average assets)            6,223       15.1           1,648        4.0        2,060         5.0


                                                                                1997
                                             ------------------------------------------------------------------------
                                                                              Required                  Required
                                                                            for Adequate               To Be Well
                                                    Actual                    Capital 1               Capitalized 1
                                             ------------------------------------------------------------------------
June 30                                      Amount        Ratio        Amount         Ratio      Amount        Ratio
---------------------------------------------------------------------------------------------------------------------
Total capital 1 (to risk weighted assets)      $6,109       25.0%         $1,952        8.0%      $2,440        10.0%
Tier I capital 1 (to risk weighted assets)      5,879       24.1             976        4.0        1,464         6.0
Tier I capital 1 (to average assets)            5,879       14.2           1,662        4.0        2,077         5.0

1 As defined by the regulatory agencies

Note 13 --      Employee Benefit Plans

         The Bank is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to the plan administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1998, the date of the latest actuarial valuation. The plan required contributions in the amount of $2,700, $13,000 and $15,700 for the years ended June 30, 1998, 1997 and 1996. The plan provides pension benefits for substantially all of the Bank's employees.

         The Bank has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of 50 percent of the first 6 percent of base salary contributed by participants. The Bank's expense for the plan was $12,000, $10,100 and $9,200 for the years ended June 30, 1998, 1997 and 1996.

         As part of the conversion, the Company established an ESOP covering substantially all employees of the Bank. The ESOP acquired 40,474 (before restatement for the 2 for 1 stock split discussed in Note 10) shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $404,740 of common stock acquired by the ESOP is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which will be distributed to participants, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $93,000 and $66,000 for the years ended June 30, 1998 and 1997. At June 30, 1998 and 1997, the ESOP had 15,094 and 5,110 allocated shares, 61,096 and 70,314 suspense shares and 4,758 and 5,524 committed-to-be released shares. The fair value of the unearned ESOP shares at June 30, 1998 was $547,758.

         In January 1997, the Company's stockholders approved the Recognition and Retention Plan and Trust ("RRP"). The RRP may acquire up to 40,474 shares of the Company's common stock for awards to management. Shares awarded to management under the RRP vest at a rate of 20 percent at the end of each full 12 months of service with the Bank after the date of grant. During the year ended June 30, 1997, the Bank contributed $290,172 to the RRP for the purchase of 40,474 shares of the Company's common stock of which 30,356 shares were awarded to management and recorded as unearned compensation. Expense under the RRP was $37,000 and $25,000 for the years ended June 30, 1998 and 1997.


Note 14 --     Stock Option Plan

         On October 14, 1997, the stockholders approved a stock option plan, reserving 101,184 shares of Company stock for the granting of options to certain directors, officers and other key employees of the Company and its subsidiary. The plan is accounted for in accordance with Accounting Principles Board Opinion
(APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations.

         Since the plan's adoption, incentive stock options for 55,000 shares of common stock have been granted with ten year terms that expire October 13, 2007 and a exercise price of $8.50 per share. These options became exercisable in full on April 14, 1998. In addition, non-qualified options for 15,000 shares have been granted with ten year terms that expire October 14, 2007 and a exercise price of $8.50 per share. These options were exercisable in full on April 14, 1998. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

         Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                              1998
                                              ----
Risk-free interest rates                      6.12%
  Dividend yields   1.17%
  Volatility factors of
   expected market price
   of common stock                           16.67%
  Weighted-average expected
    life of the options                     6 years

         Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:
                                                 1998
                                                 ----
Net income                 As reported           $393
                           Pro forma              238
Basic earnings
   per share               As reported            .47
                           Pro forma              .28

Diluted earnings
   per share               As reported            .47
                           Pro forma              .28

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended June 30, 1998:

Year Ended June 30                  1998
                                           Weighted-
                                            Average
Options                     Shares      Exercise Price
-------------------------------------------------------
Outstanding,
   beginning of year
Granted                       70,400          $8.50
Forfeited                       (400)          8.50
                              ------
Outstanding and
   exercisable,
   end of year                70,000           8.50
                              ======
Weighted-average fair
   value of options
   granted during the year                    $2.41

         As of June 30, 1998, the options outstanding have exercise prices of $8.50 and a weighted-average remaining contractual life of approximately 10 years. There were 31,184 shares available for grant at June 30, 1998.

Note 15 --      Earnings Per Share

Earnings per share were computed as follows:



                                                                            Year Ended June 30, 1998
                                                               --------------------------------------------------
                                                                                    Weighted                Per-
                                                                 Net                 Average                Share
                                                               Income                Shares                Amount
                                                               --------------------------------------------------

Basic Earnings Per Share
     Income available to common stockholders                     $393                  837,087               $.47
Effect of Dilutive
Securities
Stock options and awards                                                                 4,737
                                                                 ----                  -------               ----
Diluted Earnings Per Share
     Income available to common stockholders
         and assumed conversions                                 $393                  841,824               $.47
                                                                 ====                  =======               ====

                                                                            Year Ended June 30, 1997
                                                               --------------------------------------------------
                                                                                    Weighted                Per-
                                                                 Net                 Average                Share
                                                               Income                Shares                Amount
                                                               --------------------------------------------------
Basic Earnings Per Share
     Income available to common stockholders                     $252                  923,972               $.27
Effect of Dilutive
Securities
     Stock options and awards                                                            1,864
                                                                 ----                  -------               ----
Diluted Earnings Per Share
     Income available to common stockholders
         and assumed conversions                                 $252                  925,836               $.27
                                                                 ====                  =======               ====

Note 16 --      Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Securities Available for Sale--Fair values are based on quoted market prices.

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable--The fair values of interest receivable approximate carrying values.

Deposits--The fair values of interest-bearing demand, NOW, money market deposit and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

FHLB Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt. Fair value approximates carrying value.

Off-Balance Sheet Commitments--Commitments include commitments to originate mortgage loans, and extend lines of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.


                                                             1998                               1997
                                                 --------------------------------------------------------------
                                                 Carrying            Fair           Carrying            Fair
June 30                                           Amount             Value           Amount             Value
---------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                       $3,802             $3,802         $ 4,184             $4,184
   Securities available for sale                    1,918              1,918           2,102              2,102
   Loans, net                                      33,959             34,496          34,117             33,703
   Stock in FHLB                                      500                500             500                500
   Interest receivable                                264                264             269                269

Liabilities
   Deposits                                        26,649             26,662          26,157             26,281
   FHLB advances                                    8,200              8,215           9,000              9,018

Off-Balance Sheet Assets
   Commitments to extend credit

Note 17 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

June 30                                             1998     1997
------------------------------------------------------------------
Assets
   Cash                                            $   12   $   25
   Securities available for sale                    1,213    1,205
   Premises and equipment                              15       15
   Investment in subsidiary                         6,230    5,890
   Other assets                                        39      103
                                                   ------   ------
     Total assets                                  $7,509   $7,238
                                                   ======   ======

Liabilities
   Other liabilities                               $    3   $   41

Stockholders' Equity                                7,506    7,197
                                                   ------   ------
     Total liabilities and  stockholders' equity   $7,509   $7,238
                                                   ======   ======

                          Condensed Statement of Income

June 30                             1998    1997
-------------------------------------------------
Income
   Interest income                 $ 137   $ 118
   Other income                      141      36
                                   -----   -----
Total income                         278     154
                                   -----   -----
Expenses
Salaries and
     employee benefits                60      31
Legal and professional fees           64      97
Other expenses                        56      34
                                   -----   -----
     Total expenses                  180     162
                                   -----   -----
   Income (loss) before
     income tax benefit
     and equity in undistributed
     income of subsidiary             98      (8)
Income tax benefit (expense)           7     (11)
                                   -----   -----
Income before equity in
     undistributed income
     of subsidiary                    91       3
Equity in undistributed
     income of subsidiary            302     249
                                   -----   -----
Net Income                         $ 393   $ 252
                                   =====   =====

                        Condensed Statement of Cash Flows

June 30                               1998        1997
-------------------------------------------------------
Operating Activities
   Net income                        $   393    $   252
   Adjustments to reconcile net
     income to net cash provided
     by operating activities            (289)      (258)
       Net cash provided (used)
         by operating activities         104         (6)
Investing Activities
   Purchases of securities
     available for sale               (1,848)    (2,216)
   Proceeds from sales of
     securities available for sale     1,895      1,080
   Purchases of premises
     and equipment                        (1)       (16)
       Net cash provided
         (used) by investing
         activities                       46     (1,152)
Financing Activities
   Sale of stock                       4,578
   Dividends                             (85)       (69)
   Purchase of stock                     (78)      (565)
   Capital contribution to Bank                  (2,471)
   Contribution of RRP shares                      (290)
       Net cash provided (used)
         by financing activities        (163)     1,183
Net Change in Cash                       (13)        25
Cash at Beginning of Year                 25
Cash at End of Year                  $    12    $    25
Additional Cash Flows and
Supplementary Information
   Common stock issued to
     ESOP leveraged with an
     employer loan                              $   404

Directors and Officers


                               Board of Directors

Frank R. Stewart                         Charles W. Chambers                John T. Gillaspy
Chairman of the Board                    Secretary                          President and
President, BSF, Inc.                                                        Chief Executive Officer,
                                                                            Spencer Evening World, Inc.

Kurt J. Meier                            Robert W. Raper                    Tad Wilson
President                                Vice Chairman of the Board         Co-owner, Metropolitan
Owen Community Bank, s.b.                                                   Printing Services, Inc.

Stephen Parrish                          Kurt D. Rosenberger                Gary Michael Monnett
Funeral Director,                        Vice President                     Mike Monnett, CPA
West-Parrish-Pedigo Funeral Home         Owen Community Bank, s.b.

================================================================================

                       Officers of Home Financial Bancorp

Frank R. Stewart                           Kurt J. Meier
Chairman                                   President, Chief Executive Officer
                                           and Treasurer

Kurt D. Rosenberger                        Charles W. Chambers
Vice President and                         Secretary
Chief Financial Officer

================================================================================

                      Officers of Owen Community Bank, s.b.

Frank R. Stewart           Kurt J. Meier              Charles W. Chambers
Chairman                   President and              Secretary
                           Chief Executive Officer

Kurt D. Rosenberger        Judith A. Terrell          Christie Leach
Vice President and         Branch Manager and         Assistant Branch Manager
Chief Financial Officer    Mortgage Loan Officer      and Mortgage Loan Officer

Nancy Logan                Carole Eder                Lisa K. Sherfield
Accounting Manager         Teller Supervisor          Mortgage Loan Officer

Julie A. Hedden            Lisa Wilson
Mortgage Loan Officer      Compliance and
                           Special Projects

Directors and Officers

         Charles W. Chambers, (age 82) has served as a director of the Holding Company since its formation and of the Bank since 1978. Mr. Chambers has also served as a staff appraiser for the Bank since 1991 and as Secretary of the Bank since 1990. Mr. Chambers is Secretary of the Holding Company and the Bank.


         John T. Gillaspy, (age 70) has served as a director of the Holding Company since its formation and of the Bank since 1986. Mr. Gillaspy has also served as President and Chief Executive Officer of the Spencer Evening World, Inc., a newspaper based in Spencer, Indiana for more than the past five years.


         Kurt J. Meier, (age 48) has served as President and a director of the Holding Company since its formation and as a director of the Bank since 1991. Mr. Meier has also served as President of the Bank since 1994. From 1990 to 1994, Mr. Meier served as Managing Officer of the Bank.


         Steven Parrish, (age 58) has served as a director of the Holding Company since its formation and of the Bank since 1982. Mr. Parrish has also served as a funeral director for the West-Parrish-Pedigo Funeral Home in Spencer, Indiana, for more than five years.


         Gary Michael Monnett, (age 38) was named a director in 1998. He has been a self-employed certified public accountant since 1993, providing tax and accounting services to individuals and small business


         Robert W. Raper, (age 81) has served as a director of the Holding Company since its formation and of the Bank since 1970, with which he has served as Vice Chairman since 1994. Prior to 1994, Mr. Raper served as Vice President of the Bank.


         Kurt D. Rosenberger, (age 40) is a director and Vice President and Chief Financial Officer of the Holding Company. Mr. Rosenberger has also served as Vice President of the Bank since 1994. Theretofore, he served as Senior Financial Analyst for the Office of Thrift Supervision in Indianapolis, Indiana, from 1990 to 1994.


         Frank R. Stewart, (age 73) has served as a director of the Holding Company since its formation and of the Bank since 1963. Mr. Stewart served as President of the Bank from 1982 until 1994. Mr. Stewart has also served as President of BSF, Inc. since its formation in 1989. Mr. Stewart has extensive experience in real estate development and sales.


         Tad Wilson,(age 63) has served as a director of the Holding Company since its formation and of the Bank since 1978. Mr. Wilson is also the co-owner of Metropolitan Printing Services, Inc., a printing company based in Bloomington, Indiana, and is the owner of a retail book store and various rental properties located in Bloomington, Indiana.

                             Shareholder Information

Market Information

         The Bank converted from an Indiana mutual savings bank to an Indiana stock savings bank effective July 1, 1996, and simultaneously formed a bank holding company, the Holding Company. The Holding Company's Common Stock, is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), Small Cap Market, under the symbol "HWEN." As of August 24, 1998, there were approximately 540 holders of the Holding Company's Common Stock including shares held in broker accounts.

         Since the Holding Company has limited independent operations and no other subsidiaries to generate income, its ability to accumulate earnings for the payment of cash dividends to its shareholders is directly dependant upon the earnings on its investment securities and the ability of the Bank to pay dividends to the Holding Company.

         Under current federal income tax law, dividend distributions with respect to the Common Stock, to the extent that such dividends paid are from the current or accumulated earnings and profits of the Company (as calculated for federal income tax purposes), will be taxable as ordinary income to the recipient and will not be deductible by the Company. Any dividend distributions in excess of current or accumulated earnings and profits will be treated for federal income tax purposes as a distribution from the Bank's accumulated bad debt reserves, which could result in increased federal income tax liability for the Company. Moreover, the Bank may not pay dividends to the Holding Company if such dividends would result in the impairment of the liquidation account established in connection with the Conversion.

         The Holding Company's ability to pay dividends on the Common Stock is subject to certain regulatory restrictions. In addition, Indiana law would prohibit the Holding Company from paying a dividend, if after giving effect to the payment of that dividend, the Holding Company would not be able to pay its debts as they become due in the ordinary course of business or if the Holding Company's total assets would be less than the sum of its total liabilities plus preferential rights of holders of preferred stock, if any, of which there were none.

         The stock information provided below has been adjusted to reflect the 2-for-1 stock split effective January 6 ,1998.

                            Stock Price            Dividends
Quarter Ended                  High             Low     Per Share
-----------------------------------------------------------------
September 30, 1996            $ 6 7/8        $ 4 7/8        .---
December 31, 1996               6 5/8          5 7/8       $.025
March 31, 1997                  7 3/4          6 3/8        .025
June 30, 1997                   7 7/8          7 1/4        .025

September 30, 1997              8 5/8          7 7/16       .025
December 31, 1997               9 1/4          8 1/8        .025
March 31, 1998                  9 3/4          8 3/4        .025
June 30, 1998                   9 1/2          8 7/16       .025


================================================================================

Transfer Agent and Registrar

Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

General Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

Independent Auditor

Olive LLP
201 N. Illinois
Indianapolis, Indiana  46204

Shareholder and General Inquiries

         The Company is required to file an Annual Report on Form 10-K for its fiscal year ended June 30, 1998 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Kurt D. Rosenberger
     Vice President and Chief Financial Officer
     Home Financial Bancorp
     279 East Morgan Street
     Spencer, Indiana 47460

Home Page and E-mail

     www.hfbancorp.com
     homebanc@bluemarble.net